Exhibit 1.01 to Form SD

VAPOTHERM, INC.

Conflict Minerals Report

For the Reporting Period from January 1, 2023 to December 31, 2023

This Conflict Minerals Report (“CMR”) has been prepared by Vapotherm, Inc. (the “Company,” “we,” “our” and “us”) for the reporting period from January 1, 2023 to December 31, 2023. This CMR is being filed as an exhibit to the Company’s Specialized Report on Form SD (“Form SD”) and is intended to comply with the final conflict minerals implementing rules (“Conflict Minerals Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by subsequent SEC guidance. The Conflict Minerals Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as codified in Section 13(p) of the Securities Exchange Act of 1934, as amended. The Conflict Minerals Rules impose certain reporting obligations on SEC registrants who manufacture or contract to manufacture products that contain certain “conflict minerals” that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which the SEC has currently limited to tantalum, tin, and tungsten.

To comply with the Conflict Minerals Rules, we conducted due diligence on the origin, source and chain of custody of the conflict minerals that are necessary to the functionality or production of the products that we manufacture or contract to manufacture to ascertain whether these conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries.

Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, the Company is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in this report. In addition, this report is not audited and is not subject to an independent private sector audit.

I.         Company Overview

The Company is a global medical technology company primarily focused on the care of patients of all ages suffering from respiratory distress, whether associated with complex lung diseases such as chronic obstructive pulmonary disease, congestive heart failure, pneumonia, asthma and COVID-19 or other systemic conditions.

II.         Product Overview

High Velocity Therapy Family

We currently offer four versions of our High Velocity Therapy systems: HVT 2.0, Precision Flow Hi-VNI, Precision Flow Plus, and Precision Flow Classic. Our High Velocity Therapy systems include a capital unit, a single-use disposable and a nasal interface. The capital unit contains all the electronic components and the input gas controls that enable the delivery of breathing gas at a precise level of oxygenation at flow rates, controlled by the operator, ranging from 1 to 45 liters per minute. All of our High Velocity Therapy systems are integrated systems that provide precise user control of temperature, air flow and percentage oxygen through a simple one-button interface. Setup time, including warm-up time, for all of our High Velocity Therapy systems is less than five minutes and alarms are incorporated into the system to alert the operator to disruption of respiratory support. All four versions are also mounted on a roll stand pole for easy transfer, use and visualization of the displayed settings. All four versions are easy to set up and require little support to operate beyond changing sterile inhalation water bags as needed. We are actively developing our home based device at our Technology Center in Singapore which uses our High Velocity Therapy technology.

The single-use, disposable component of our High Velocity Therapy systems has two parts: (1) the disposable patient circuit, which includes all of the components that generate the temperature-controlled humidified breathing gas, including the vapor transfer cartridge, and (2) the multi-lumen delivery tube, which ensures the heated, humidified gas is delivered from the disposable patient circuit to the patient at constant temperature and humidification level. We also sell a series of small-bore nasal interfaces and adapters.

Companion Products and Enhancements

We sell companion products that facilitate clinical use and enable rapidly growing market acceptance and expansion. These products include (i) the Vapotherm Transfer Unit 2.0, which allows patients to be transferred between care areas within the hospital or ambulate while on therapy, (ii) the Q50 compressor, which provides a compact, relatively low noise, low cost source of compressed air necessary to run the Precision Flow systems in areas of the hospital without access to a wall gas source, (iii) the aerosol adaptor, which is designed to facilitate delivery of aerosolized solutions, (iv) an aerosol disposable patient circuit that is designed to streamline both continuous and intermittent delivery of aerosol solutions for patients on High Velocity Therapy, and (v) a tracheostomy adaptor that simplifies the connection of the High Velocity Therapy systems to a tracheostomy collar used to wean patients off mechanical ventilation. Specialized disposable products also enable the delivery of specialized nitric oxide. We also sell a new lightweight ProSoft cannula that is designed to provide gentle contact with the skin.

In addition, we have product enhancement projects ongoing at any point in time. These enhancements incorporate customer feedback with the goal of improving the patient and caregiver experience.

Market Expanding Products

We plan to seek approval from the U.S. Food and Drug Administration for the HVT 2.0 version of our Precision Flow Oxygen Assist Module.

III.         Supply Chain Overview

We manage all aspects of product supply through our operations teams based in Tijuana, Mexico and Exeter, New Hampshire. In the second half of 2022, we relocated substantially all of our manufacturing operations from our previously leased manufacturing facility in New Hampshire to a leased manufacturing facility in Tijuana, Mexico pursuant to our Manufacturing Service Agreement with TACNA Services, Inc. (“TACNA”), under which TACNA has provided a shared Mexican corporation through which the assembly and manufacture of our products take place in Mexico. We manufacture certain components of our High Velocity Therapy systems in-house, but primarily rely on third-party suppliers to source the majority of our High Velocity Therapy systems components. We outsource the assembly of a significant portion of our disposables products to a sole third-party contract manufacturer at its facility in Tijuana, Mexico and outsource all of the manufacturing of our Oxygen Assist Module to a sole manufacturer located in the United States.

Certain components used in our High Velocity Therapy systems, and in the case of our Oxygen Assist Module, the finished good itself, are supplied by single source suppliers. Our suppliers manufacture the components they produce for us and test our components and devices to our specifications. We intend to maintain sufficient levels of inventory to enable us to continue our operations while we obtain another supplier if one or more of our single source suppliers were to encounter a delay in supply or end supply.

IV.         Conflict Minerals Analysis and Reasonable Country of Origin Inquiry

Based upon a review of our products and our reasonable country of origin inquiry (“RCOI”), we have concluded that:

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certain components of our Precision Flow Plus products, Q50 compressor, Oxygen Assist Modules, and disposables contain conflict minerals that are necessary to the production or functionality of such products; and

●	we are unable to determine whether certain conflict minerals present in our products originate in the Covered Countries.

We are therefore required by the Conflict Minerals Rules to file with the SEC a Form SD and a Conflict Minerals Report as an exhibit thereto.

V.         Design of Due Diligence Measures

The Company designed its due diligence with respect to the source and chain of custody of the conflict minerals contained in its products based on the five-step framework set forth in the Third Edition of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”).

VI.         Due Diligence Measures Performed by the Company

The Company performed the following due diligence measures in accordance with the OECD Guidance and the Conflict Minerals Rules:

OECD Guidance Step #1: Establish Strong Company Management Systems

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The Company maintains a Conflict Minerals Policy (the “Conflict Minerals Policy”) that sets forth (i) the Company’s commitment to complying with the Conflict Minerals Rules; (ii) the Company’s goal that conflict minerals sourced from conflict-affected or high-risk areas anywhere in the world be responsibly sourced; (iii) the Company’s expectations of its suppliers that may source conflict minerals, including the expectation that suppliers comply with the Conflict Minerals Policy; and (iv) the procedures that the Company maintains for reporting unethical or illegal conduct.

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The implementation of the Company’s RCOI and the conducting of due diligence on the source and chain of custody of the Company’s necessary conflict minerals are managed by the Company’s purchasing and legal departments. To the extent that red flags or other issues are identified in the supplier data acquisition or engagement processes, these issues and red flags will be addressed by the responsible individuals within the purchasing and legal departments.

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The purchasing and legal staff responsible for conflict minerals compliance are required to be familiar with the Company’s Conflict Minerals Policy and with the Company’s conflict minerals-related processes and procedures.

●	Records of material conflict minerals-related documentation are maintained electronically by the Company indefinitely from the date of creation.
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The Company’s existing suppliers have been provided with a copy of the Conflict Minerals Policy, and new suppliers will be provided with a copy of the Conflict Minerals Policy as part of the Company’s standard supplier onboarding process. The Company’s suppliers are expected to fully comply with the Conflict Minerals Policy.

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Interested parties can report violations of the Conflict Mineral Policy by telephone message to the Company’s external, confidential toll-free telephone Professional Conduct Hotline at 1-844-308-2530, by submitting a claim on www.intouchwebsite.com/VapothermProfessionalConduct or by email at VapothermProfessionalConduct@GetInTouch.com. These mechanisms are publicly disclosed under the “About Us—Investors—Governance—Governance Documents” section of the Company’s website, www.vapotherm.com.

OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain

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Because the Company’s direct suppliers are, like the Company, often removed from suppliers who are sourcing the conflict minerals from smelters and refiners, the Company must rely upon responses from its suppliers for information about the source of conflict minerals contained in the Company’s products. The Company has certain suppliers who are also suppliers to other public company medical device companies and thus are familiar with the Conflict Minerals Rules requirements and obligations of SEC registrants, like the Company. The Company also has long-term relationships with several of its suppliers, which the Company believes have been and will continue to be helpful in connection with the Company’s Conflict Minerals Rule compliance efforts.

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The Company requests that its suppliers, identified as a result of the Company’s RCOI process, complete in full the Responsible Minerals Initiative Conflict Minerals Reporting Template (the “CMRT”). The CMRT is used to provide the Company with information regarding those suppliers’ practices with respect to the sourcing of conflict minerals to enable it to comply with its requirements under the Conflict Minerals Rules. The CMRT will be distributed to the identified suppliers at least annually to obtain information regarding changes in supplier circumstances.

●	The Company’s purchasing and legal departments manage the collection of information reported on the CMRT by its suppliers.
●	The Company utilizes a series of escalating responses to address the failure of a supplier to provide the information required by the CMRT.

OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks

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If, on the basis of red flags that are identified as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources, the Company determines that there is a reasonable risk that a supplier is sourcing conflict minerals that are directly or indirectly financing or benefiting armed groups, the Company will enforce the Conflict Minerals Policy.

●	Such escalations may range from prompt engagement with the supplier to resolve the sourcing issue to disengagement by the Company from the applicable supplier.

OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Given that we do not have a direct relationship with the smelters and refiners that process the conflict minerals that are present in our products, we rely on the Responsible Minerals Initiative to conduct third-party audits of smelters and refiners.

OECD Guidance Step #5: Report on Supply Chain Due Diligence

As required by the Conflict Minerals Rules, we have filed a Form SD and a Conflict Minerals Report as an exhibit thereto for the 2023 reporting year. The Form SD and Conflict Minerals Report are also available under the “About Us—Investors—SEC filings” section of the Company’s website, www.vapotherm.com.

VII.         Survey Responses

We identified 17 suppliers who fell within the scope of our RCOI based on the type of component or part being supplied and the likelihood that the component or part contained a conflict mineral. We sent the CMRT to those 17 suppliers and received responses from 10, or approximately 58.8%, of them. Of the 10 suppliers who responded to the CMRT, 6, or 60.0%, of them were identified as sourcing conflict minerals. These 6 suppliers responded that they are sourcing conflict minerals from Covered Countries.

Attached as Addendum A to this CMR is a list of the country locations of the smelters and refiners as reported by our suppliers that may have been used to process conflict minerals necessary to the functionality or production of our products during 2023, grouped according to the specific conflict mineral processed by such smelters and refiners. Because the information that we received from these suppliers was at a company-wide level, rather than at a product-specific level, we are unable to conclusively determine whether the smelters or refiners included in Addendum A were used to process the conflict minerals necessary to the functionality or production of our products from January 1, 2023 to December 31, 2023.

VIII.         Steps to Mitigate Risk

The Company has taken or intends to take the following steps to improve the information gathered in connection with its due diligence efforts and to mitigate the risk that its necessary conflict minerals benefit armed groups:

●	Continue to engage with suppliers to obtain complete CMRTs.

●	Encourage the development of supplier capabilities to perform conflict minerals-related due diligence.

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Continue to implement contractual provisions requiring that raw materials and components in the Company’s products are “conflict free,” and consider whether to transition to only “conflict-free” suppliers.

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Improve the Company’s risk management strategy to include procedures for additional outreach to suppliers, the suspension or termination of suppliers that do not comply with the Company’s sourcing policies, and the establishment of alternative sources for raw materials and components that contain conflict minerals, if necessary.

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Encourage and influence the Company’s direct suppliers, other participants in its supply chain, and smelters and refiners to establish policies and a due diligence framework and management systems consistent with the OECD Guidance.

●	Provide ongoing training regarding emerging best practices and other relevant topics to purchasing and legal staff responsible for conflict minerals compliance.

●	Continue to communicate and report publicly on the Company’s supply chain due diligence process, as required by the Conflict Minerals Rules.

Legal Notice Regarding Forward-Looking Statements

This CMR contains forward-looking statements, including statements about steps to improve the information gathered in connection with its due diligence efforts and to mitigate the risk that its necessary conflict minerals benefit armed groups. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “expect,” “believe,” “intend,” “potential” or “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Each forward-looking statement is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statement. Applicable risks and uncertainties include, but are not limited to, the following: our ability to raise additional capital to fund our existing operations and debt service obligations; our ability to comply with our financial covenants, execute on our path to profitability initiative, convert excess inventory into cash and fund our business and otherwise continue as a going concern through 2024; we have incurred losses in the past and may be unable to achieve or sustain profitability in the future; risks associated with our manufacturing operations in Mexico; our dependence on sales generated from our High Velocity Therapy systems, competition from multi-national corporations who have significantly greater resources than us and are more established in the respiratory market; the ability for High Velocity Therapy systems to gain increased market acceptance; our inexperience directly marketing and selling our products; the potential loss of one or more suppliers and dependence on our new third party manufacturer; our susceptibility to seasonal fluctuations; our failure to comply with applicable United States and foreign regulatory requirements; the failure to obtain U.S. Food and Drug Administration or other regulatory authorization to market and sell future products or our inability to secure, maintain or enforce patent or other intellectual property protection for our products; the impact of COVID-19 on our business, including our supply chain; risks in holding our stock in light of trading on the OTCQX tier of the OTC Markets; and the other risks and uncertainties included under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the SEC on February 22, 2024 and amended on April 29, 2024, and our most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 as filed with the SEC on May 9, 2024, and in any subsequent filings with the SEC. The forward-looking statements contained in this CMR reflect our views as of the date hereof, and we do not assume and specifically disclaim any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law.

Documents Incorporated By Reference

Unless otherwise stated herein, any documents, third party materials or references to websites (including the Company’s) are not incorporated by reference in, or considered to be a part of, this CMR, unless expressly incorporated by reference herein.

Addendum A

Smelter and Refiner Country Locations by Conflict Mineral

Conflict Mineral	Smelter and/or Refiner Country Locations
Gold

Andorra, Australia, Austria, Belgium, Brazil, Canada, Chile, China, Columbia, Czechia, France, Germany, Ghana, India, Indonesia, Italy, Japan, Kazakhstan, Republic of Korea, Kyrgyzstan, Lithuania, Malaysia, Mauritania, Mexico, Netherlands, New Zealand, Norway, Philippines, Poland, Portugal, Russian Federation, Saudi Arabia, Singapore, South Africa, Spain, Sudan, Sweden, Switzerland, Taiwan, Thailand, Turkey, Uganda, United Arab Emirates, United States of America, Uzbekistan, Zimbabwe

Tantalum	Brazil, China, Estonia, Germany, India, Japan, Kazakhstan, Mexico, Russian Federation, Thailand, United States of America
Tin	Belgium, Bolivia, Brazil, China, India, Indonesia, Japan, Malaysia, Myanmar, Peru, Philippines, Poland, Russian Federation, Rwanda, Spain, Taiwan, Thailand, United States of America, Vietnam
Tungsten	Austria, Brazil, China, Germany, Japan, Republic of Korea, Philippines, Russian Federation, Taiwan, United States of America, Vietnam